EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 25, 2014 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2013. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale, service and license of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a three-pronged approach to build shareholder value through product sales, engineering services, and licensing. In product sales, our focus is to leverage our product leadership and early mover positioning in the Telecom Backup Power and Material Handling markets. Through engineering services, our strategy is to leverage our technical capabilities and intellectual property, working with lead customers in profitable contract programs which could result in additional product sales opportunities. Our approach to licensing is to monetize our extensive intellectual property portfolio and fundamental knowledge in ways that establish new customer relationships as well as opportunities in new markets. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue generating engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon and Maryland, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On February 25, 2014, Ballard’s President and Chief Executive Officer, John Sheridan, informed the Board of Directors of his intention to retire by the end of 2014. Ballard’s Board of Directors has established a search committee and expects to have the new Chief Executive Officer in place and the transition process completed by the fourth quarter of 2014.

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to Ballard and the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). On conversion, the convertible debt held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million was reclassified on Ballard’s statement of financial position from debt to equity.

On October 9, 2013, we closed an underwritten offering (“October Offering”) of 10.35 million units at a price of $1.40 per unit for gross October Offering proceeds of $14.5 million. Each unit in the October Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a five-year term and an exercise price of $2.00 per share.  Net proceeds from the October Offering were approximately U.S. $13.1 million, after deducting underwriting discounts, commissions and other offering expenses.

On September 26, 2013 (and further to the non-binding Memorandum of Understanding announced on May 28, 2013), we completed multi-year definitive agreements (“Azure Bus Licensing Agreement”) with Azure to support Azure’s zero emission fuel cell bus program for the China market. Azure plans to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, using Ballard’s world leading fuel cell technology. For the first phase of the program, Ballard has agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity®-HD7 bus power modules by Azure in China. Once this assembly capability is established, Azure will assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the contract to Ballard over the initial 12-months of the first phase will be approximately $11 million, related to the license for module assembly together with associated equipment and engineering services. If Azure’s China bus program progresses as planned, the contract will generate value beyond the $11 million license revenue, commensurate with the volume of fuel cell stacks to be ordered. Azure plans to secure funding from Chinese sources, including both private investors and governments, to enable the development of fuel cell bus fleets in China for initial public transit service by 2015. Amounts earned from the Azure Bus Licensing Agreement (approximately $4 million in the fourth quarter of 2013 and $7 million in 2014) are recorded as either Bus or Engineering Services revenues depending on the nature of the work performed.

On March 31, 2013, our subsidiary Dantherm Power completed an agreement whereby Azure acquired a 10% ownership position in Dantherm Power for proceeds of $2.0 million to Dantherm Power. The $2.0 million investment consisted of the issuance of Dantherm Power share capital of $1.4 million and Dantherm Power convertible debentures of $0.6 million (which was subsequently converted to Dantherm Power share capital in November 2013). Following the transaction in March 2013, Ballard’s ownership position in Dantherm Power was reduced from 57% to 52% while still retaining control over Dantherm Power.

On March 28, 2013, we completed an agreement with Anglo American Platinum Limited (“Anglo”) under which Anglo invested $4.0 million in Ballard through its PGM Development Fund. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note may be repaid in the form of Ballard common shares with Anglo having the option of repayment in common shares on or before the loan maturity date of April 1, 2018. Any Ballard common shares issued on conversion or repayment would be at a fixed price of $0.84 per share (or 4.76 million Ballard common shares on conversion or repayment of the entire $4.0 million Note). This issue price was set at a 20% discount to the market price of the Ballard common shares on the closing date of the transaction. The entire $4.0 million Note has been classified as an equity instrument and is recorded in Contributed Surplus.

On March 26, 2013, we closed on an underwritten offering (“March Offering”) of 7.275 million units at a price of $1.10 per unit for gross March Offering proceeds of $8.0 million. Each unit in the March Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance, having a five-year term and an exercise price of $1.50 per share. Net proceeds from the March Offering were approximately $6.8 million, after deducting underwriting discounts, commissions and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

On March 6, 2013, we completed an agreement with  Volkswagen Group (“Volkswagen”) for an engineering services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is 4 years commencing in March 2013, with an option for a 2 year extension. The expected contract value is in the range of approximately $60 - $100 million Canadian. Amounts earned from this agreement (approximately $3 million in the fourth quarter of 2013 and $13 million in 2013) are recorded primarily as Engineering Services revenues.

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for gross cash proceeds of $10.5 million (on the delivery of net working capital of $3.7 million) and additional potential proceeds of up to $1.5 million. The additional potential proceeds of up to $1.5 million are payable in 2014 and 2015 through a product credit for fuel cell gas diffusion layers (“GDLs”) if the former Material Products division attains certain financial results in 2013. As the additional potential proceeds are currently unknown and contingent in nature, they are not recorded in our financial statements until actually realized. Excluding any potential contingent gain from the additional proceeds, net proceeds from the sale were approximately $9.1 million after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. The Material Products segment was classified as a discontinued operation in our 2012 and 2013 year end consolidated financial statements.

On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. On settlement with TPC7 on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. The $1.9 million settlement was paid in four equal quarterly installments of $0.48 million starting on January 31, 2013.

On August 1, 2012, we completed an agreement to acquire key assets and product lines from IdaTech LLC (“Idatech”), a former customer of Ballard. In exchange for $7.5 million of Ballard common shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired Idatech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a contract manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are designed for deployment as emergency backup power in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen to be used as feedstock for the fuel cells from a mixture of methanol and water.  In January 2013, Ballard exercised its right to assume control of Idatech’s contract manufacturing facility in Tijuana, Mexico.

In July 2012, we completed a 7% workforce reduction and an overall curtailment of discretionary spending designed to have a minimal impact on key product development initiatives and our manufacturing capabilities. Total restructuring and related costs of $1.6 million has been recorded in general and administration expense in our third quarter of 2012 financial results.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to December 2014) for extending the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 (extended to November 2013) for helping to develop the FCvelocity®-HD7, Ballard’s next-generation of fuel cell power module designed specifically for integration into bus applications and reflecting improved durability and reliability as well as a significant reduction in cost. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale, service and license of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 and 2012 consolidated financial statements. As such, the operating results of the former Material Products segment for January 2013 and for 2012 have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

SELECTED ANNUAL FINANCIAL INFORMATION

Results of Operations	Year ended,
	2013	2012	2011
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)
From continuing operations
Revenues	$61,251	$43,690	$55,773
Gross margin	$16,759	$7,369	$7,279
Gross margin %	27%	17%	13%
Cash Operating Costs (1)	$28,306	$30,301	$36,969
Adjusted EBITDA (1)	$(8,188)	$(22,076)	$(27,913)
Normalized Net Loss (1)	$(18,278)	$(31,750)	$(35,448)
Normalized Net Loss per share	$(0.18)	$(0.36)	$(0.42)
Net loss from continuing operations attributable to Ballard	$(19,988)	$(42,320)	$(37,175)
Net loss per share attributable to Ballard, basic and diluted	$(0.20)	$(0.48)	$(0.44)
From discontinued operations
Net earnings (loss) from discontinued operations	$24	$(65)	$3,755
Net earnings (loss) per share from discontinued operations	$-	$-	$0.04

Financial Position	At December 31,
	2013	2012	2011
(expressed in thousands of U.S. dollars)
Assets from continuing operations	$120,214	$116,749	$165,290
Assets from discontinued operations	$-	$10,798	$-
Total assets	$120,214	$127,547	$165,290
Cash and cash equivalents	$30,301	$9,770	$20,316
Short-term investments	$-	$12,068	$25,878
Bank operating line	$-	$(9,358)	$(4,587)
Net cash reserves	$30,301	$12,480	$41,607

1	Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2013 Performance compared to 2013 Business Outlook

During 2013, we achieved both of our guidance targets:

•
Revenues in 2013 of $61.3 million were 40% higher than revenues in 2012, exceeding our 2013 outlook of revenue growth in excess of 30% over 2012 (or at least $56.8 million from $43.7 million in 2012); and

•
Adjusted EBITDA in 2013 of ($8.2) million improved 63% over 2012, exceeding our 2013 outlook of Adjusted EBITDA improvement in excess of 50% from 2012 (or lower than ($11.1) million from ($22.1) million in 2012).

RESULTS OF OPERATIONS (from continuing operations) – Fourth Quarter of 2013
Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Fuel Cell Products and Services	2013	2012	$ Change	% Change
Telecom Backup Power	$5,904	$5,793	$111	2%
Material Handling	1,968	1,491	477	32%
Engineering Services	6,215	7,070	(855)	(12%)
Development Stage	3,229	2,122	1,107	52%
Revenues	17,316	16,476	840	5%
Cost of goods sold	11,422	12,789	(1,367)	(11%)
Gross Margin	$5,894	$3,687	$2,207	60%
Gross Margin %	34%	22%	n/a	12 pts

Fuel Cell Products and Services Revenues of $17.3 million for the fourth quarter of 2013 increased 5%, or $0.8 million, compared to the fourth quarter of 2012. The 5% increase was driven by higher Development Stage, Material Handling, and Telecom Backup Power revenues, partially offset by a decline in Engineering Services revenues.

Development stage revenues of $3.2 million increased $1.1 million, or 52%, due to significantly higher Bus revenues as a result of the Azure Bus Licensing Agreement which more than offset lower shipments in the fourth quarter of 2013 of heavy-duty fuel cell bus modules primarily to Van Hool NV. Material Handling revenues of $2.0 million increased $0.5 million, or 32%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive™ systems. Telecom Backup Power revenues of $5.9 million increased $0.1 million, or 2%, as increased shipments of hydrogen-based backup power stacks and increased shipments of methanol-based backup power systems more than offset the impact of a significant decline in shipments of hydrogen-based backup power systems (total methanol-based and hydrogen-based system shipments were 177 in the fourth quarter of 2013 as compared to 204 systems in the fourth quarter of 2012). Engineering Services revenues of $6.2 million declined ($0.9) million, or (12%), as services performed in the fourth quarter of 2013 on the Volkswagen and Azure agreements and other contracts were lower than amounts performed in the fourth quarter of 2012 on the Anglo American Platinum Limited project and certain other automotive contracts.

Fuel Cell Products and Services gross margins increased to $5.9 million, or 34% of revenues, for the fourth quarter of 2013, compared to $3.7 million, or 22% of revenues, for the fourth quarter of 2012. The overall increase and improvement in gross margin was driven by the 5% increase in overall revenues, the significant increase in higher margin Bus revenues which benefited from the Azure Bus Licensing Agreement, and by our ongoing product cost reduction efforts across all of our platforms. Gross margins in the fourth quarter of 2013 also benefited from a net downward adjustment to cost of product and service revenues of $0.5 million as a result of a reduction in accrued warranty obligations of $1.0 million, net of inventory obsolescence charges of ($0.5) million, both related primarily to contractual service expirations in the Bus market.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Research and Product Development (operating cost)	$2,327	$3,705	$(1,378)	(37%)
General and Administrative (operating cost)	2,223	1,736	487	28%
Sales and Marketing (operating cost)	1,912	1,892	20	1%
Cash Operating Costs	$6,462	$7,333	$(871)	(12%)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2013 were $6.5 million, a decline of ($0.9) million, or (12%), compared to the fourth quarter of 2012. The 12% reduction in the fourth quarter of 2013 was driven primarily by a decline in research and product development costs as a result of the redirection of engineering resources to revenue generating engineering service projects, which more than offset an increased investment in sales and marketing capacity primarily in the Telecom Backup Power market largely related to the increase in sales personnel associated with the acquisition of the Idatech assets in August 2012. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. After adjusting for an increase in allowance for doubtful accounts of $0.3 million recorded in the fourth quarter of 2013, general and administrative costs were effectively flat quarter over quarter.

As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 6% lower for the fourth quarter of 2013 as compared to the fourth quarter of 2012, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.4 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Adjusted EBITDA	$171	$(3,222)	$3,393	105%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2013 was $0.2 million, an improvement of $3.4 million, or 105%, compared to the fourth quarter of 2012. The $3.4 million reduction in Adjusted EBITDA loss in the fourth quarter of 2013 was driven by gross margin improvements of $2.2 million as a result of the 5% increase in total revenues and the overall improvement as a percentage of revenue from 22% to 34%, combined with a reduction in Cash Operating Costs of $0.9 million.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(2,274)	$(17,059)	$14,785	87%

Net loss attributable to Ballard from continuing operations for the fourth quarter of 2013 was ($2.3) million, or ($0.02) per share, compared to a net loss of ($17.1) million, or ($0.19) per share, in the fourth quarter of 2012. The $14.8 million reduction in net loss for the fourth quarter of 2013 was driven by the improvement in Adjusted EBITDA of $3.4 million, and by a Fuel Cell Products and Services goodwill impairment charge of ($10.0) million and an impairment charge of ($0.6) million related to a write-down of manufacturing equipment both recorded in the fourth quarter of 2012.

Excluding the impact of these impairment charges of ($10.6) million in the fourth quarter of 2012, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2013 improved by $4.4 million, or $0.05 per share, compared to the fourth quarter of 2012.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the fourth quarters of 2013 and 2012, we held a 52% equity interest in Dantherm Power. Net loss attributed to the non-controlling 38% equity interest held by Dantherm Power A/S and the non-controlling 10% equity interest held by Azure for the fourth quarter of 2013 was ($0.2) million, as compared to a net loss attributed to non-controlling interests of ($0.5) million for the fourth quarter of 2012.

Net loss attributable to Ballard from continuing operations also excludes the net loss from discontinued operations of ($1.3) million for the fourth quarter of 2012. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements. Net loss from discontinued operations in the fourth quarter of 2012 was negatively impacted by a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Cash (used in) provided by operating activities	$(872)	$(535)	$(337)	(63%)

Cash used in operating activities in the fourth quarter of 2013 was ($0.9) million, consisting of cash operating losses of ($0.3) million and net working capital outflows of ($0.5) million. Cash used in operating activities in the fourth quarter of 2012 was ($0.5) million, consisting of cash operating losses of ($2.4) million and net working capital inflows of $1.9 million. The ($0.3) million increase in cash used by operating activities in the fourth quarter of 2013, as compared to the fourth quarter of 2012, was driven by higher relative working capital requirements of ($2.4) million which more than offset the relative improvement in cash operating losses of $2.1 million. The $2.1 million improvement in cash operating losses was due primarily to the $3.4 million improvement in Adjusted EBITDA, partially offset by fourth quarter of 2012 cash operating income from discontinued operations of ($1.2) million.

The total change in working capital of ($0.5) million in the fourth quarter of 2013 was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2013, partially offset by lower accounts receivable of $4.8 million due to significant customer collections in the quarter, and by lower inventory levels of $1.5 million. This compares to a total change in working capital of $1.9 million in the fourth quarter of 2012 which was driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012, combined with higher deferred revenue and cost recovery of $0.9 million. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher inventory purchases in the first three quarters of 2012.

RESULTS OF OPERATIONS (from continuing operations) – Year ended December 31, 2013

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Fuel Cell Products and Services	2013	2012	$ Change	% Change
Telecom Backup Power	$20,464	$11,764	$8,700	74%
aterial Handling	6,456	6,161	295	5%
Engineering Services	21,132	16,987	4,145	24%
Development Stage	13,199	8,778	4,421	50%
Revenues	61,251	43,690	17,561	40%
Cost of goods sold	44,492	36,321	8,171	22%
Gross Margin	$16,759	$7,369	$9,390	127%
Gross Margin %	27%	17%	n/a	10 pts

Fuel Cell Products and Services Revenues of $61.3 million for 2013 increased 40%, or $17.6 million, compared to 2012. The 40% increase was driven by significantly higher Telecom Backup Power, Development Stage and Engineering Services revenues combined with a slight increase in Material Handling revenues.

Telecom Backup Power revenues of $20.5 million increased $8.7 million, or 74%, as a result of higher shipments (796 systems in 2013 as compared to 399 systems in 2012) of methanol-based and hydrogen-based backup power systems enabled primarily by our August 2012 acquisition of Idatech’s key assets, combined with a modest increase in shipments of hydrogen-based backup power stacks. Engineering Services revenues of $21.1 million increased $4.1 million, or 24%, as services performed in 2013 on the new Volkswagen and Azure agreements and other contracts were significantly higher than amounts performed in 2012 on the Anglo American Platinum Limited project and certain other automotive contracts.  Development stage revenues of $13.2 million increased $4.4 million, or 50%, due to significantly higher Bus revenues as a result of the Azure Bus Licensing Agreement and consistent shipments of heavy-duty fuel cell bus modules primarily to Van Hool NV, Azure, Sunline Transit Agency and CTTransit. This increase in Bus revenues in 2013 more than offset a decline in Distributed Generation revenues due primarily to the completion of the Toyota distributed power CLEARgen™ fuel cell system project in 2012. Material Handling revenues of $6.5 million increased $0.3 million, or 5%, as a result of slightly higher shipments in support of Plug Power Inc.’s GenDrive™ systems.

Fuel Cell Products and Services gross margins increased to $16.8 million, or 27% of revenues for 2013, compared to $7.4 million, or 17% of revenues for 2012. The overall increase and improvement in gross margin was driven by the 40% increase in overall revenues, the significant increase in higher margin Engineering Services and higher margin Bus revenues which benefited from the Azure Bus Licensing Agreement, combined with our ongoing product cost reduction efforts across all of our platforms. Gross margins in 2013 also benefited from a net downward adjustment to cost of product and service revenues of $0.7 million as a result of a reduction in accrued warranty obligations of $1.5 million, net of inventory obsolescence charges of ($0.8) million, both related primarily to contractual service expirations in the Bus market.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Research and Product Development (operating cost)	$12,592	$15,719	$(3,127)	(20%)
General and Administrative (operating cost)	8,485	8,106	379	5%
Sales and Marketing (operating cost)	7,229	6,476	753	12%
Cash Operating Costs	$28,306	$30,301	$(1,995)	(7%)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for 2013 were $28.3 million, a decline of ($2.0) million, or (7%), compared to 2012. The 7% reduction in 2013 was driven primarily by lower research and product development costs as a result of the redirection of engineering resources to revenue generating engineering service projects combined with lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These improvements more than offset the increased investment in sales and marketing capacity primarily in the Telecom Backup Power market largely related to the increase in sales personnel associated with the acquisition of the Idatech assets in August 2012.

As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 3% lower for 2013 as compared 2012, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.7 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Chane
Adjusted EBITDA	$(8,188)	$(22,076)	$13,888	63%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for 2013 was ($8.2) million, an improvement of $13.9 million, or 63%, compared to 2012. The $13.9 million reduction in Adjusted EBITDA loss in 2013 was driven by gross margin improvements of $9.4 million as a result of the 40% increase in total revenues and the overall improvement as a percentage of revenue from 17% to 27%, combined with the reduction in Cash Operating Costs of $2.0 million. Adjusted EBITDA in 2012 was also negatively impacted by restructuring charges of ($1.9) million related to a 7% workforce adjustment initiated in July 2012 and a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(19,988)	$(42,320)	$22,332	53%

Net loss attributable to Ballard from continuing operations for 2013 was ($20.0) million, or ($0.20) per share, compared to a net loss of ($42.3) million, or ($0.48) per share, in 2012. The $22.3 million reduction in net loss in 2013 was driven by the improvement in Adjusted EBITDA of $13.8 million, partially offset by higher stock-based compensation of ($1.2) million as a result of a downward adjustment to accrued stock-based compensation in 2012, and by a ($1.2) million charge to Finance income (loss) as a result of the settlement of the TPC obligation. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. Net loss in 2013 was also negatively impacted by impairment charges of ($0.5) million as we wrote-down our non-core investment in Chrysalix Energy Limited Partnership from $0.7 million to its estimated net realizable value of $0.2 million. Net loss in 2012 was also negatively impacted by a Fuel Cells Products and Services goodwill impairment charge of ($10.0) million and an impairment charge of ($0.6) million related to a write-down of manufacturing equipment.

Excluding the impact of the TPC settlement charge of ($1.2) million and the Chrysalix impairment charge of ($0.5) million in 2013, and the impairment charges of ($10.6) million in 2012, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2013 improved $13.5 million, or $0.18 per share, as compared to 2012.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the first quarter of 2013, we held a 57% equity interest in Dantherm Power as compared to a 52% equity interest held in the last three quarters of 2013 and throughout 2012. As a result of the Azure investment in Dantherm Power on March 31, 2013, we now hold a 52% equity interest in Dantherm Power as compared to the non-controlling 38% equity interest held by Dantherm Power A/S and the non-controlling 10% equity interest held by Azure. Net loss attributed to non-controlling interests for 2013 was ($1.7) million, as compared to ($1.3)

million for 2012. The increased loss at Dantherm Power in 2013 is primarily a result of a decline in higher margin engineering services revenues in 2013.

Net loss attributable to Ballard from continuing operations also excludes the net loss from discontinued operations of ($0.1) million for 2012. As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 consolidated financial statements. Net loss from discontinued operations in 2012 includes a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Cash (used in) provided by operating activities	$(17,416)	$(28,146)	$10,730	38%

Cash used by operating activities in 2013 was ($17.4) million, consisting of cash operating losses of ($12.1) million and net working capital outflows of ($5.3) million. Cash used in operating activities in 2012 was ($28.1) million, consisting of cash operating losses of ($22.2) million and net working capital outflows of ($5.9) million. The $10.7 million reduction in cash used by operating activities in 2013, as compared to 2012, was driven by the relative improvement in cash operating losses of $10.1 million combined with the reduction in working capital requirements of $0.6 million. The $10.1 million improvement in cash operating losses was due primarily to the $13.8 million improvement in Adjusted EBITDA, partially offset by 2012 cash operating income from discontinued operations of ($3.2) million.

The total change in working capital of ($5.3) million in 2013 was driven by lower accounts payable and accrued liabilities of ($4.9) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2012 and in 2013, and by higher inventory of ($2.8) million due to the build of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.3 million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.5 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work. This compares to a total change in working capital of ($5.9) million in 2012 which was driven primarily by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher inventory purchases in the fourth quarter of 2011 and in the first three quarters of 2012 combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012.

RESULTS OF DISCONTINUED OPERATIONS – 2013 and 2012

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Revenues	$-	$4,783	$(4,783)	(100%)
Cost of goods sold	-	3,265	(3,265)	(100%)
Gross margin	-	1,518	(1,518)	(100%)
Operating expenses	-	(495)	495	100%
Impairment (charge) recovery on property, plant and equipment	-	(500)	500	100%
Impairment (charge) on goodwill	-	(1,815)	1,815	100%
Income taxes	-	(7)	7	100%
Net earnings (loss) from discontinued operations	$-	$(1,299)	$1,299	100%
Net earnings (loss) from discontinued operations excluding impairment charges	$-	$1,016	$(1,016)	(100%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Revenues	$867	$15,540	$(14,673)	(94%)
Cost of goods sold	627	11,159	(10,532)	(94%)
Gross margin	240	4,381	(4,141)	(95%)
Operating expenses	(252)	(2,053)	1,801	88%
Impairment (charge) recovery on property, plant and equipment	45	(500)	545	109%
Impairment (charge) on goodwill	-	(1,815)	1,815	100%
Income taxes	(9)	(78)	69	88%
Net earnings (loss) from discontinued operations	$24	$(65)	$89	137%
Net earnings (loss) from discontinued operations excluding impairment charges	$(21)	$2,250	$(2,271)	(101%)

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our 2013 and 2012 consolidated financial statements. As such, the operating results of the former Material Products segment for the month of January 2013 and for 2012 have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

Impairment charges in 2012 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded charges against income from discontinued operations in the fourth quarter of 2012 of ($1.8) million related to a write-off of Material Products goodwill and ($0.5) million related to a write-down of property, plant and equipment.

OPERATING EXPENSES AND OTHER ITEMS FROM CONTINUING OPERATIONS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2013	2012	$ Change	% Change
Research and product development expense	$3,589	$4,677	$(1088)	(23%)
Less: Depreciation and amortization expense	$(967)	$(449)	$(518)	(115%)
Less: Stock-based compensation expense	$(295)	$(523)	$228	44%
Research and product development (operating cost)	$2,327	$3,705	$(1,378)	(37%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2013	2012	$ Change	% Change
Research and product development expense	$17,117	$19,273	$(2,156)	(11%)
Less: Depreciation and amortization expense	$(3,286)	$(2,593)	$(693)	(27%)
Less: Stock-based compensation expense	$(1,239)	$(961)	$(278)	(29%)
Research and product development (operating cost)	$12,592	$15,719	$(3,127)	(20%)

Research and product development expenses for the three months ended December 31, 2013 were $3.6 million, a decrease of ($1.1) million, or (23%), compared to the corresponding period of 2012. Excluding depreciation and amortization expense of ($1.0) million and ($0.4) million, respectively, and excluding stock-based compensation expense of ($0.3) million and ($0.5) million, respectively, in each of the periods, research and product development costs were $2.3 million, a decline of ($1.4) million, or (37%), compared to the fourth quarter of 2012.

Research and product development expenses for the year ended December 31, 2013 were $17.1 million, a decrease of ($2.2) million, or (11%), compared to 2012. Excluding depreciation and amortization expense of ($3.3) million and ($2.6) million, respectively, and excluding stock-based compensation expense of ($1.2) million and ($1.0) million, respectively, in each of the periods, research and product development costs were $12.6 million, a decline of ($3.1) million, or (20%), compared to 2012.

The respective 37% and 20% reductions in the fourth quarter of 2013 and the year ended December 31, 2013 were primarily as a result of the redirection of engineering labour resources to revenue generating engineering service projects, by the receipt of government funding for certain of our research and product development efforts, by lower operating costs across the business due to our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, and by lower labour costs in 2013 as a result of a slightly lower Canadian dollar relative to the U.S. dollar and the resulting positive impact on our Canadian operating cost base. These cost reductions in 2013 more than offset the impact of a downward adjustment to accrued cash-based compensation expense recorded in 2012 as a result of under performing against our 2012 corporate performance targets. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2013	2012	$ Change	% Change
General and administrative expense	$2,993	$3,236	$(243)	(8%)
Less: Depreciation and amortization expense	$(42)	$(55)	$13	24%
Less: Restructuring charges	$(43)	$-	$(43)	(100%)
Less: Acquisition and integration costs	$-	$(91)	$91	100%
Less: Financing charges	$-	$(564)	$564	100%
Less: Stock-based compensation expense	$(685)	$(790)	$105	13%
General and administrative (operating cost)	$2,223	$1,736	$487	28%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2013	2012	$ Change	% Change
General and administrative expense	$11,413	$12,306	$(893)	(7%)
Less: Depreciation and amortization expense	$(177)	$(235)	$58	25%
Less: Restructuring charges	$(568)	$(1,931)	$1,363	71%
Less: Acquisition and integration costs	$(78)	$(274)	$196	72%
Less: Financing charges	$-	$(564)	$564	100%
Less: Stock-based compensation expense	$(2,105)	$(1,196)	$(909)	(76%)
General and administrative (operating cost)	$8,485	$8,106	$379	5%

General and administrative expenses for the three months ended December 31, 2013 were $3.0 million, a decrease of ($0.2) million, or (8%), compared to the corresponding period of 2012. Excluding relatively insignificant depreciation and amortization expense, restructuring charges and acquisition costs, and excluding stock-based compensation expense of ($0.7) million and ($0.8) million, respectively, in each of the periods, and financing charges of ($0.6) million in the fourth quarter of 2012 related to withdrawn financing efforts, general and administrative costs were $2.2 million, an increase of $0.5 million, or 28%, compared to the fourth quarter of 2012.

General and administrative expenses for the year ended December 31, 2013 were $11.4 million, a decrease of ($0.9) million, or (7%), compared to the corresponding period of 2012. Excluding relatively insignificant depreciation and amortization expense and acquisition and integration costs, and excluding restructuring charges of ($0.6) million and ($1.9) million, respectively, in each of the periods, stock-based compensation expense of ($2.1) million and ($1.2) million, respectively, in each of the periods, and financing charges of ($0.6) million in the fourth quarter of 2012 related to withdrawn financing efforts, general and administrative costs were $8.5 million, an increase of $0.4 million, or 5%, compared to 2012.

The respective 28% and 5% increases in the fourth quarter of 2013 and the year ended December 31, 2013 were primarily as a result of a downward adjustment to accrued cash-based compensation expense recorded in 2012 and higher one-time legal expenses (approximately $0.3 million) incurred in the first quarter of 2013 related to the Volkswagen contract and the TPC settlement. These cost pressures in 2013 more than offset the benefit of our continued cost reduction efforts across the business including a 7% workforce reduction initiated in July 2012 and lower labour costs in 2013 as a result of a slightly lower Canadian dollar relative to the U.S. dollar and the resulting positive impact on our Canadian operating cost base. General and administrative costs also include impairment losses on trade receivables of ($0.3) million and ($0.2) million, respectively, in 2013 and 2012.

The increase in stock-based compensation expense in 2013 was due primarily to a downward adjustment to accrued stock-based compensation in 2012 as certain outstanding restricted share units ultimately failed to meet the vesting criteria in 2012 and were eventually cancelled in 2012.

Restructuring charges of ($0.6) million in 2013 relate primarily to minor restructurings focused on overhead cost reduction. Restructuring charges of ($1.9) million in 2012 relate primarily to the 7% workforce reduction initiated in July 2012 and a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012. Acquisition and integration costs of ($0.3) million in 2012 relate to the Idatech acquisition.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2013	2012	$ Change	% Change
Sales and marketing expense	$1,934	$2,134	$(200)	(9%)
Less: Stock-based compensation expense	$(22)	$(242)	$220	91%
Sales and marketing (operating cost)	$1,912	$1,892	$20	1%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2013	2012	$ Change	% Change
Sales and marketing expense	$7,661	$6,901	$759	11%
Less: Stock-based compensation expense	$(431)	$(425)	$(6)	(1%)
Sales and marketing (operating cost)	$7,230	$6,476	$753	12%

Sales and marketing expenses for the three months ended December 31, 2013 were $1.9 million, a decrease of ($0.2) million, or (9%), compared to the corresponding period of 2012. Excluding stock-based compensation expense of nil and ($0.2) million in each of the periods, sales and marketing costs were $1.9 million, an increase of nil million, or 1%, compared to the fourth quarter of 2012.

Sales and marketing expenses for the year ended December 31, 2013 were $7.7 million, an increase of $0.8 million, or 11%, compared to the corresponding period of 2012. Excluding stock-based compensation expense of ($0.4) million in each of the periods, sales and marketing costs were $7.2 million, an increase of $0.8 million, or 12%, compared to 2012.

The respective 1% and 12% increases in the fourth quarter of 2013 and the year ended December 31, 2013 were primarily as a result of increased investment in sales and marketing capacity primarily in the Telecom Backup Power market largely related to the increase in sales personnel associated with the acquisition of the Idatech assets in August 2012.

Finance income (loss) and other for the three months and year ended December 31, 2013 was $0.5 million and $0.2 million, respectively, compared to ($0.1) million and ($0.2) million, respectively, for the corresponding periods of 2012. The following tables provide a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2013	2012	$ Change	% Change
Employee future benefit plan expense	$(92)	$(279)	$187	67%
Investment and other income	54	48	6	13%
Foreign exchange gain (loss)	584	148	436	294%
Finance income (loss) and other	$546	$(83)	$629	758%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	$ Change	% Change
Employee future benefit plan expense	$(282)	$(279)	$(3)	(1%)
Settlement of TPC funding obligation	(1,197)	-	(1,197)	(100%)
Investment and other income	141	238	(97)	(41%)
Foreign exchange gain (loss)	1,553	(178)	1,731	972%
Finance income (loss) and other	$215	$(219)	$434	198%

Employee future benefit plan expense for the three months and year ended December 31, 2013 were ($0.1) million and ($0.3) million, respectively, compared to ($0.3) million for each of the corresponding periods of 2012. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for our current and former United States employees.

Settlement expense related to the TPC funding obligation of ($1.2) million recorded in 2013 represents the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian.

Foreign exchange gains for the three months and year ended December 31, 2013 were $0.6 million and $1.6 million, respectively, compared to nominal amounts for the corresponding periods of 2012. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date. Foreign exchange gains in 2013 arose primarily as a result of the approximate 6% decline in the Canadian dollar, relative to the U.S. dollar, and its impact on our net Canadian dollar-denominated net liability position.  Foreign exchange gains (losses) in 2012 were nominal as the Canadian dollar, relative to the U.S. dollar, was relatively stable over 2012.

Investment and other income for the three nine months and years ended December 31, 2013 and 2012 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three months and year ended December 31, 2013 was ($0.3) million and ($1.5) million, respectively, compared to ($0.5) million and ($1.7) million, respectively, for the corresponding periods of 2012. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Impairment loss on property, plant and equipment for the three months and year ended December 31, 2012 was ($0.6) million and relate to a write-down of manufacturing equipment never put into use.

Impairment loss on goodwill for the three months and year ended December 31, 2012 was ($10.0) million and consists of an impairment charge related to our Fuel Cell Products segment.

Impairment loss on investment for the three months and year ended December 31, 2013 was ($0.2) million and ($0.5) million, respectively, and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership which was written down from $0.7 million over the year to its estimated net realizable value of $0.2 million.

Net loss attributed to Dantherm Power non-controlling interests for the three months and year ended December 31, 2013 was ($0.2) million and ($1.7) million, respectively, compared to ($0.5) million and ($1.3) million, respectively, for the corresponding periods of 2012. Amounts primarily represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 43% total equity interest in the first quarter of 2013 and their 48% total equity interest in the last three quarters of 2013 and throughout 2012. The decline in performance at Dantherm Power in 2013 as compared to 2012 is primarily a result of a decline in higher margin engineering services revenues in 2013.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
Revenues from continuing operations	$17,316	$17,003	$14,597	$12,335
Net income (loss) attributable to Ballard from continuing operations	$(2,274)	$(4,574)	$(5,203)	$(7,936)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.02)	$(0.05)	$(0.05)	$(0.09)
Weighted average common shares outstanding	109,113	99,364	99,233	92,233
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
Revenues	$16,476	$10,311	$6,824	$10,078
Net income (loss) attributable to Ballard	$(16,809)	$(9,185)	$(7,416)	$(8,660)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.18)	$(0.10)	$(0.09)	$(0.10)
Weighted average common shares outstanding	91,801	89,269	84,621	84,566

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

•
Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including our contract with Volkswagen which commenced in the first quarter of 2013 and our Azure Bus Licensing Agreement which commenced in the third quarter of 2013. Revenues were also positively impacted in 2013 and in the third and fourth quarters of 2012 as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012.

•
Operating expenditures: Operating expenses were negatively impacted by restructuring charges of ($1.6) million in the third quarter of 2012 as a result of a 7% workforce reduction. Restructuringcharges are recognized in general and administrative expense. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

•	Finance income (loss): The net loss for the first quarter of 2013 was negatively impacted by a charge of ($1.2) million related to the settlement of a TPC funding obligation.

•
Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($0.6) million related to the write-down of manufacturing equipment never put into use.

•
Impairment loss on investment: The net loss for the second quarter of 2013 was negatively impacted by an impairment charge of ($0.4) million related to a write-down of our non-core investment in Chrysalix Energy Limited Partnership.

•
Impairment loss on goodwill: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($10.0) million related to a write-down of goodwill in our Fuel Cell Products segment.

CASH FLOWS
Cash, cash equivalents and short-term investments were $30.3 million (or $30.3 million net of Operating Facility draws of nil) at December 31, 2013, compared to $21.8 million (or $12.5 million net of Operating Facility draws of $9.4 million) at December 31, 2012. The $8.5 million increase in cash, cash equivalents and short-term investments in 2013 was driven by March and October Offering net proceeds of $20.0 million, net proceeds on sale of the Material Products segment of $9.1 million, Anglo Note financing of $4.0 million, and the Azure investment in Dantherm Power of $2.0 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($12.0) million, by net working capital requirements of ($5.4) million, and by net repayments against the Operating Facility of ($8.8) million.

For the three months ended December 31, 2013, cash used by operating activities was ($0.9) million, consisting of cash operating losses of ($0.3) million and net working capital outflows of ($0.5) million. For the three months ended December 31, 2012, cash used by operating activities was ($0.5) million, consisting of cash operating losses of ($2.4) million and net working capital inflows of $1.9 million. The ($0.3) million increase in cash used by operating activities in the fourth quarter of 2013, as compared to the fourth quarter of 2012, was driven primarily by higher relative working capital requirements of ($2.4) million which more than offset lower cash operating losses of $2.1 million. The $2.1 million improvement in cash operating losses was due primarily to the $3.4 million improvement in Adjusted EBITDA, partially offset by fourth quarter of 2012 cash operating income from discontinued operations of ($1.2) million. In the fourth quarter of 2013, net working capital cash outflows of ($0.5) million was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarter of 2013, partially offset by lower accounts receivable of $4.8 million due to significant customer collections in the quarter, and by lower inventory levels of $1.5 million. Working capital inflows of $1.9 million in the fourth quarter of 2012 were driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012, combined with higher deferred revenue and cost recovery of $0.9 million. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher inventory purchases in the first three quarters of 2012.

For the year ended December 31, 2013, cash used by operating activities was ($17.4) million, consisting of cash operating losses of ($12.0) million and net working capital outflows of ($5.4) million. For the year ended December 31, 2012, cash used by operating activities was ($28.1) million, consisting of cash operating losses of ($22.2) million and net working capital outflows of ($5.9) million. The $10.7 million reduction in cash used by operating activities in 2013, as compared to 2012, was driven by the relative improvement in cash operating losses of $10.1 million combined with the reduction in working capital requirements of $0.6 million. The $10.1 million improvement in cash operating losses was due primarily to the $13.9 million improvement in Adjusted EBITDA, partially offset by 2012 cash operating income from discontinued operations of ($3.2) million. In 2013, net working capital outflows of ($5.4) million in 2013 was driven by lower accounts payable and accrued liabilities of ($5.0) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2012 and in 2013, and by higher inventory of ($2.9) million due to the buildup of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.9 million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.4 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work. Working capital outflows of ($5.9) million in 2012 was driven primarily by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher inventory purchases in the fourth quarter of 2011 and in the first three quarters of 2012 combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012.

Investing activities resulted in cash outflows of ($0.1) million and inflows of $20.9 million, respectively, for the three and twelve months ended December 31, 2013, compared to cash inflows of $0.4 million and $13.0 million for the corresponding periods of 2012. Changes in short-term investments resulted in cash inflows of nil and $12.1 million, respectively, for the three and twelve month periods ended December 31, 2013, compared to cash inflows of $0.6 million and $13.8 million, respectively, for the corresponding periods of 2012. Balances change between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other investing activities in 2013 consist primarily of net proceeds of $9.1 million received from the disposition of the former Material Products segment. Other investing activities in

2012 consist primarily of proceeds on sale of $0.4 million for previously impaired manufacturing equipment, less capital expenditures of ($1.2) million.

Financing activities resulted in cash inflows of $10.5 million and $16.9 million, respectively, for the three and twelve months ended December 31, 2013, compared to cash outflows of ($0.4) million and inflows of $4.6 million, respectively, for the corresponding periods of 2012. Financing activities in 2013 include net October Offering proceeds of $13.1 million, net March Offering proceeds of $6.8 million, Anglo Note financing of $4.0 million, and proceeds related to the Azure investment in Dantherm Power of $2.0 million. These financing cash inflows in 2013 were partially offset by the full repayment of ($9.1) million against our Operating Facility which was used to assist with the financing of our working capital requirements and by finance lease payments of ($1.0) million. Financing activities in 2012 primarily represent advances, net of repayments, of $4.8 million on our Operating Facility. Financing activities in 2012 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $0.9 million, partially offset by finance lease payments of ($1.0) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2013, we had total Liquidity of $30.3 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $30.3 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $2.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December, 2013, $1.8 million was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the disposition of the Material Products division, the March and October equity Offerings, and the issuance of the Anglo Note, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective will have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $30.3 million at December 31, 2013, there are 7.275 million warrants outstanding (expire March 27, 2018) from the March Offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 2.588 million warrants outstanding (expire October 9, 2018) from the October Offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in April 2012 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to May 2014) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2014 BUSINESS OUTLOOK

We expect the positive growth trends in 2012 and 2013 to continue in 2014 with a similar trajectory as we continue to pursue our growth strategy for fuel cell product sales, engineering services and intellectual property licensing. For 2014, we expect:

•	Revenue growth of approximately 30% (over 2013 revenue of $61.3 million); and

•	Approximately break-even Adjusted EBITDA (from ($8.2) million in 2013).

Consistent with the past couple of years, we expect a majority of our 2014 revenue to be realized in the second half of the year. Our revenue outlook for 2014 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first two months of 2014, sales orders received for units and services to be delivered in 2014, and an estimate with respect to the generation of new sales in each of our markets for the balance of 2014. Our 2014 business revenue outlook is also supported by our 12-month order book of $43.5 million at December 31, 2013 ($36.8 million at December 31, 2012). The primary risk factors that could cause us to miss our revenue guidance for 2014 are Azure not fulfilling its obligations under the Azure Bus Licensing Agreement and other purchase commitments, delays from forecast in terms of closing and delivering expected sales primarily in our Telecom Backup Power market, and potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market.

The key drivers for the expected improvement in Adjusted EBITDA for 2014 are expected increases in gross margins driven primarily by the above noted 30% increase in expected overall revenues combined with a continued shift to higher-margin Engineering Services and intellectual property licensing revenues, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs to the low to mid-$20 million range in 2014 from $28.3 million in 2013. Consistent with the expectation that a majority of our 2014 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be improved in the last half of 2014, as compared to the first half of 2014.

Our Adjusted EBITDA outlook for 2014 is based on our internal Adjusted EBITDA forecast and takes into account our actual results for the first two months of 2014, our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate in the low 90’s in relation to the Canadian dollar for 2014. The primary risk factors that could cause us to miss our target Adjusted EBITDA outlook for 2014 is lower than expected gross margins due to (i) Azure not fulfilling its obligations under the Azure Bus Licensing Agreement and other purchase commitments, unexpected delays in terms of closing and delivering expected sales orders primarily in our Telecom Backup Power market, or lower revenues from forecast due to potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market; (ii) shifts in product and service sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) lower than anticipated labour-based engineering services revenues or government cost recoveries, or increased product development costs due to unexpected cost overruns; or (ii) negative foreign exchange impacts due to a higher than expected Canadian dollar which impacts the cost of our Canadian dollar denominated operating expense base (primarily labour). A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Similar to prior years and consistent with our revenue, Cash Operating Cost and Adjusted EBITDA performance expectations for 2014 and the resulting expected impacts on gross margin and working capital, we expect cash use in 2014 to be higher in the first half of 2014, as compared to the second half of 2014. Cash use in the first half of 2014 is expected to be negatively impacted by the payout of annual 2013 employee bonuses, the buildup of inventory to support higher product shipments in the last half of the year, and by the timing of revenues and the related customer collections which are also expected to be skewed towards the last half of the year. Our cash usage expectations for 2014 is based on our internal net cash forecast and takes into account our actual results for the first two months of 2014 and our forecasted net cash requirements for the balance of the year as a result of the above noted Adjusted EBITDA forecast and our expectations for working capital requirements, capital expenditures, and other investing, and financing activities for the year. The primary risk factors that could cause us to miss our cash flow from operations expectations for 2014 are lower than expected Adjusted EBITDA performance as a result of the occurrence of any or all of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable due to delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels due to unexpected changes in the timing and mix of expected product shipments.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2013, we did not have any outstanding foreign exchange currency contracts or outstanding platinum forward purchase contracts.

At December 31, 2013, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2013, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating leases	$18,114	$2,566	$5,262	$5,161	$5,125
Capital leases	17,318	2,179	3,413	2,621	9,105
Asset retirement obligations	5,955	-	-	-	5,955
Total contractual obligations	$41,387	$4,745	$8,675	$7,782	$20,185

In addition, we have outstanding commitments of nil related primarily to purchases of capital assets at December 31, 2013. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand. Furthermore, we have issued irrevocable bank guarantees totaling $0.6 million at December 31, 2013 related to equipment prepayments received that expire in June 2014.

Prior to January 15, 2013, we also had previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under a development program with the Canadian government agency, Technology Partnerships Canada (“TPC”). Under the terms of the Utilities Development Program with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of CDN $38.3 million. As at January 15, 2013, a cumulative total of CDN $5.3 million in royalty repayments has been made to TPC. On January 15, 2013, we reached an agreement with TPC to terminate the Company’s obligation for all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program in exchange for a final repayment to TPC of CDN $1.9 million. The CDN $1.9 million settlement was paid in four equal quarterly installments of CDN $0.48 million in 2013.

As of December 31, 2013, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement.

As of December 31, 2013, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales on certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2013, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For 2013 and 2012, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests and are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,		Year ended December 31,
Transactions with related parties	2013	2012	2013	2012
Purchases	$97	$-	$185	$309
Finance expense on Dantherm Power debt to Dantherm Power non-controlling interests	$64	$86	$322	$289

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2013	2012
Trade accounts payable	$139	$100
Interest payable	$16	$417
Dantherm Power debt to Dantherm Power non-controlling interests	$550	$2,507

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt (including interest payable) held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million, was reclassified on Ballard’s statement of financial position from debt to equity. As of December 31, 2013, the outstanding Dantherm Power debt (including interest) to Dantherm Power non-controlling interests totals $0.6 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2014 (extended to December 31, 2014 in February 2014).

OUTSTANDING SHARE DATA

As at February 25, 2014
Common share outstanding	110,136,401
Warrants outstanding	9,862,500
Options outstanding	6,659,383

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2013.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, services and licenses in our Fuel Cell Products and Services segment. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service and license revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

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The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

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The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December, 2013 and 2012, there was no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. A cash-generating unit to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2013, our consolidated goodwill balance of $36.3 million relates solely to our Fuel Cell Products and Services segment. Based on the impairment test performed as at December 31, 2013, we have concluded that no goodwill impairment charge is required for the year ending December 31, 2013. Details of our 2013 goodwill impairment tests are as follows:

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One of the methods used to assess the recoverable amount of the goodwill is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2013 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2013 indicating that no impairment charge is required for 2013.

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In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products and Services segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. Our value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 30% from 2013 to 2018; and a terminal year EBITDA multiplied by a terminal value multiplier of 5.0. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that as determined under the above fair value, less costs to sell, assessment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2013 indicating that no impairment charge is required for 2013.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. As a result of this review, we recorded an impairment charge of ($0.6) million for the three months and year ended December 31, 2012 related to a write-down of manufacturing equipment that was never put into use.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2013, we recorded provisions to accrued warranty liabilities of $0.1 million and $1.3 million, respectively, for new product sales, compared to $0.4 million and $1.5 million, respectively, for the three months and year ended December 31, 2012.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2013 were adjusted downwards by a net amount of $1.0 million and $1.5 million, respectively, compared to a net adjustment (upwards) downwards of ($0.2) million and $0.4 million, respectively, for the three months and year ended December 31, 2012. The adjustments to the accrued warranty liability provisions were primarily due to contractual expirations, changes in estimated and actual costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2013, inventory provisions of $0.5 million and $0.8 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.2 million and $0.7 million, respectively, for the three months and year ended December 31, 2012.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2013 and 2012, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

As required by IFRS, we adopted the following accounting standard changes effective January 1, 2013.

IFRS 10 – CONSOLIDATED FINANCIAL STATEMENTS

In May 2011, the IASB published IFRS 10 “Consolidated Financial Statements” which is a replacement of SIC-12 “Consolidation – Special Purpose Entities”, and certain parts of IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a) Power over the investee;

b) Exposure or rights to variable returns from involvement with the investee;

c) The ability to use power over the investee to affect the amount of the investor’s returns.

The adoption of IFRS 10 did not change our conclusions around control of our investees, and therefore no adjustment to previous accounting for investees was required in our consolidated financial statements.

IFRS 11 – JOINT ARRANGEMENTS

In May 2011, the IASB published IFRS 11 “Joint Arrangements” which supersedes IAS 31

“Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

We were not impacted by the adoption of IFRS 11.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

In May 2011, the IASB published IFRS 12 “Disclosure of Interests in Other Entities” which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements.

The adoption of IFRS 12 did not have a material impact on our consolidated financial statements.

IFRS 13 – FAIR VALUE MEASUREMENT

In May 2011, the IASB published IFRS 13 “Fair Value Measurement” to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

The adoption of IFRS 13 did not have a material impact on our consolidated financial statements. In accordance with IFRS 13, we have included additional fair value disclosures in our consolidated financial statements for the year ended December 31, 2013.

AMENDMENTS TO IAS 19 – EMPLOYEE BENEFITS

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits”. Changes in defined benefit obligations and plan assets are to be recognized in other comprehensive income when they occur, thus eliminating the corridor approach and accelerating recognition of past service cost. Net interest is to be recognized in net earnings and calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. The actual return on plan assets minus net interest is to be recognized in other comprehensive income.

The adoption of IFRS 19 did not have a material impact on our financial statements as our accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in other comprehensive income is consistent with the requirements of the amended IAS 19 standard. In accordance with the amended IAS 19 standard, we have included the required additional disclosures our consolidated financial statements for the year ended December 31, 2013. Furthermore, the computation of annual expense for 2013 has been based on the application of the discount rate used for the calculation of the defined benefit obligation to the expected return on plan assets, the impact of which was not material.

AMENDMENTS TO IAS 1 – FINANCIAL STATEMENT PRESENTATION

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings.

The adoption of the amendments to IAS 1 did not have a material impact on our financial statements. In accordance with the amendments to IAS 1, we have modified our statement of profit or loss and other comprehensive income in our consolidated financial statements for the year ended December 31, 2013.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 9 – FINANCIAL INSTRUMENTS

IFRS 9 “Financial Instruments” introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income, without having to adopt the remainder of IFRS 9, and to (iii) remove the previous mandatory effective date for adoption of January 1, 2015, although the standard is available for early adoption.

AMENDMENTS TO OTHER IFRS STANDARDS

IAS 32 Financial Instruments: Presentation addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. We do not expect these amendments to have a material impact on our financial statements.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three months and year ended December 31, 2013 and 2012:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2013	2012	$ Change
Total Operating Expenses	$8,516	$10,047	$(1,531)
Stock-based compensation expense	(1,002)	(1,555)	553
Acquisition and integration costs	-	(91)	91
Restructuring charges	(43)	-	(43)
Financing charges	-	(564)	564
Depreciation and amortization	(1,009)	(504)	(505)
Cash Operating Costs	$6,462	$7,333	$(871)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2013	2012	$ Change
Total Operating Expenses	$36,191	$38,480	$(2,289)
Stock-based compensation expense	(3,775)	(2,582)	(1,193)
Acquisition and integration costs	(78)	(274)	196
Restructuring charges	(568)	(1,931)	1,363
Financing charges	-	(564)	564
Depreciation and amortization	(3,464)	(2,828)	(636)
Cash Operating Costs	$28,306	$30,301	$(1,995)

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three months and year ended December 31, 2013 and 2012:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2013	2012	$ Change
Net loss from continuing operations attributable to Ballard	$(2,274)	$(17,059)	$14,785
Depreciation and amortization	1,557	1,016	541
Finance expense	268	458	(190)
Income taxes	167	-	167
EBITDA attributable to Ballard	$(282)	$(15,585)	$15,303
Stock-based compensation expense	1,002	1,555	(553)
Acquisition and integration costs	-	91	(91)
Finance and other (income) loss	(546)	83	(629)
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and equipment	-	570	(570)
Impairment of equity investment	150	-	150
Loss (gain) on sale of property, plant and equipment	(153)	64	(217)
Adjusted EBITDA	$171	$(3,222)	$3,393

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2013	2012	$ Change
Net loss from continuing operations attributable to Ballard	$(19,988)	$(42,320)	$22,332
Depreciation and amortization	5,655	4,840	815
Finance expense	1,486	1,690	(204)
Income taxes	485	-	485
EBITDA attributable to Ballard	$(12,362)	$(35,790)	$23,428
Stock-based compensation expense	3,775	2,582	1,193
Acquisition and integration costs	78	274	(196)
Finance and other (income) loss	(215)	219	(434)
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and equipment	-	570	(570)
Impairment of equity investment	513	-	513
Loss (gain) on sale of property, plant and equipment	23	69	(46)
Adjusted EBITDA	$(8,188)	$(22,076)	$13,888

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and year ended December 31, 2013 and 2012.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2013	2012	$ Change
Net loss attributable to Ballard from continuing operations	$(2,274)	$(17,059)	$14,785
Impairment of equity investment	150	-	150
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and equipment	-	570	(570)
Normalized Net Loss	$(2,124)	$(6,489)	$4,365
Normalized Net Loss per share	$(0.02)	$(0.07)	$0.05

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Normalized Net Loss	2013	2012	$ Change
Net loss attributable to Ballard from continuing operations	$(19,988)	$(42,320)	$22,332
Settlement of TPC funding obligation	1,197	-	1,197
Impairment of equity investment	513	-	513
Impairment of goodwill	-	10,000	(10,000)
Impairment of property, plant and equipment	-	570	(570)
Normalized Net Loss	$(18,278)	$(31,750)	$13,472
Normalized Net Loss per share	$(0.18)	$(0.36)	$0.18

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2013, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2013.

Changes in internal control over financial reporting

During the year ended December 31, 2013, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

A summary of our identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

•
We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

•	A mass market for our products may never develop or may take longer to develop than we anticipate;

•	We may not be able to successfully execute our business plan;

•	In our Engineering Services market, we depend on a single customer for the majority of our revenues;

•	In our material handling market, we depend on a single customer for the majority of our revenues;

•	We have limited experience manufacturing fuel cell products on a commercial basis;

•	Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

•	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

•	We could be adversely affected by risks associated with acquisitions;

•	We are subject to risks inherent in international operations;

•	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

•	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

•	We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

•	We are dependent on third party suppliers for the supply of key materials and components for our products and services;

•	We currently face and will continue to face significant competition;

•	We could lose or fail to attract the personnel necessary to run our business;

•	Public Policy and regulatory changes could hurt the market for our products;

•	We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

•	Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, and controlling our costs.

They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.